Kabel Deutschland GmbH

Betastr. 6-8 · 85774 Unterföhring

United States Securities and Exchange Commission Mr Robert Littlejohn jr. Washington D.C. 20549 United States

Contact: Telephone: Fax: E-mail: Date:	Jill Thomas 089/96010-743 089/96010-852 Jill.Thomas@kabeldeutschland.de May 21, 2008

Re:	Kabel Deutschland GmbH Form 20-F for the Fiscal Year Ended March 31, 2007 Filed July 31, 2007 File No. 333-137371

Dear Mr Littlepage jr.

Thank you for your response of May 15, 2008, concerning the above filing.

Unfortunately we are unable to fully respond to your comments within the specified period of 10 business days. As discussed with our lawyer Nick Shaw, we wish to confirm that we requested an extension until June 12, 2008 in order to provide a comprehensive response.

I confirm that our complete response will be provided by June 12, 2008.

Finally I would again like to thank you in advance for your consideration.

Yours sincerely

Paul Thomason Chief Financial Officer	Unterföhring, May 21, 2008

Kabel Deutschland GmbH

Hausanschrift	Betastr. 6-8, 85774 Unterföhring
Bankverbindung	Deutsche Bank, Bankleitzahl 380 700 59, Kontonummer 05 99 977
Handelsregister	Amtsgericht München, HRB 145 837, Sitz der Gesellschaft Unterföhring, Steuernummer 143/143/10114, USt.-IdNr. DE813702351
Geschäftsführer	Dr. Adrian v. Hammerstein, Dr. Manuel Cubero del Castillo-Olivares, Herbert R. Hribar, Paul Thomason
Aufsichtsrat	Prof. Dr. Heinz Riesenhuber (Vorsitzender)